UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 2, 2026

Iridium Communications Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-33963	26-1344998
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1676 International Drive
 Suite 1100
McLean, VA 22102

(Address of principal executive offices)

703-287-7400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	IRDM	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

On July 2, 2026 (the “Aireon Closing Date”), Iridium Communications Inc. (the “Company”), through its wholly owned subsidiary Iridium Monitor Holdings LLC (“Iridium Monitor Holdings”), completed its previously announced acquisition of the remaining 61% of equity interests in Aireon Holdings LLC (“Aireon”) that the Company did not already own pursuant to a Securities Purchase Agreement with NAV CANADA, the Irish Air Navigation Service, ENAV S.P.A., Naviair Surveillance A/S, NATS (Services) Limited, and certain of their affiliated entities (collectively, the “Sellers”). The Company now indirectly owns all of the membership interests in Aireon and its subsidiary Aireon LLC. The aggregate purchase price payable to the Sellers was approximately $366.7 million, of which 50% was paid in cash at the closing of the acquisition (the “Aireon Closing”) and the remainder was deferred in the form of a loan from the Sellers.

Credit and Guaranty Agreement

In connection with the deferred portion of the purchase price, on the Aireon Closing Date, Iridium Monitor Holdings, as borrower, and the Sellers entered into a Credit and Guaranty Agreement (the “Credit and Guaranty Agreement”) pursuant to which the Sellers provided Iridium Monitor Holdings with a $183.36 million term loan, bearing no interest, and maturing one year following the Aireon Closing Date, to fund the deferred portion of the purchase price. The loan is secured by a first priority lien on the equity interests of Aireon and other intermediate holding company entities.

The Credit and Guaranty Agreement contains no financial maintenance covenants, and contains customary representations and warranties, affirmative and negative covenants (including limitations on indebtedness, liens, restricted payments, investments and affiliate transactions), and events of default (including payment defaults, breaches of covenants, cross-defaults, bankruptcy and change of control). Upon the occurrence of an event of default, the lenders may accelerate the obligations under the Credit and Guaranty Agreement, subject to mandatory acceleration for certain bankruptcy events. The loan is subject to voluntary prepayment at any time subject to prior written notice, and mandatory repayment out of the net cash proceeds of new indebtedness or the issuance or sale of equity interests or in the event of a change of control.

Aireon Credit Agreement

As a result of the Aireon Closing, on a going forward basis, Aireon LLC’s previously existing credit facility will be consolidated with the financial position and results of operations of the Company. That credit facility provides for a secured term loans in the original aggregate principal amount of $175 million (the “Term Loans”) with a scheduled maturity date of October 10, 2028, and is reflected in a Credit and Guaranty Agreement, dated as of October 10, 2023, as amended by the First Amendment to Credit and Guaranty Agreement, dated as of July 2, 2026, by and among Aireon LLC as borrower, Aireon and other subsidiaries of Aireon from time to time party thereto as guarantors (together with Aireon, the “Aireon Guarantors”), GLAS USA LLC, as administrative agent, GLAS Americas LLC, as collateral agent, and the lenders from time to time party thereto (as amended, the “Aireon Credit Agreement”). As of the date hereof, the aggregate principal balance of the Term Loans is $154.7 million.

In connection with the Aireon Closing, on July 2, 2026, the Company entered into a Parent Guaranty Agreement (the “Parent Guaranty”), pursuant to which the Company provided an unsecured guarantee of the repayment of Aireon LLC’s obligations under the Aireon Credit Agreement.

The Term Loans bear interest at a per annum rate equal to, at Aireon LLC’s option, either (i) a SOFR-based rate plus a margin of 6.25% or (ii) a base rate plus a margin of 5.25%. In the event of a prepayment of all or a portion of the Term Loans, subject to certain exceptions, Aireon LLC is required to pay a prepayment premium equal to (x) 3.00% of the aggregate principal amount of Term Loans so prepaid, if such prepayment is made on or prior to October 10, 2026, and (y) 1.00% of the aggregate principal amount of Term Loans so prepaid, if such prepayment is made after October 10, 2026 and on or prior to October 10, 2027. The Aireon Credit Agreement currently requires quarterly amortization payments equal to 1.875% of the original principal amount of the Term Loans, with such quarterly amortization payments increasing to 3.125% of the original principal amount of the Term Loans beginning with the quarter ending December 31, 2026 and each quarter thereafter until maturity.

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Aireon and, subject to certain exceptions, substantially all of Aireon LLC’s existing and future direct and indirect wholly owned subsidiaries are required to guarantee the repayment of Aireon LLC’s obligations under the Aireon Credit Agreement. The obligations of Aireon LLC and each of the Aireon Guarantors with respect to the Aireon Credit Agreement are secured by a pledge of substantially all assets of Aireon LLC and each Aireon Guarantor.

The Aireon Credit Agreement contains customary representations and warranties and affirmative and negative covenants applicable to Aireon and its subsidiaries, including limitations on the ability of Aireon and its subsidiaries to incur debt, permit additional liens, make investments and acquisitions, merge or consolidate with others, dispose of assets, pay dividends and distributions, pay junior indebtedness and enter into affiliate transactions, in each case, subject to certain exceptions. In addition, the Aireon Credit Agreement contains a financial covenant requiring Aireon and its subsidiaries to maintain, on a consolidated basis as of the last day of each quarterly period, a consolidated total leverage ratio, as defined in the Aireon Credit Agreement, of not more than 5.0 to 1.0. The Aireon Credit Agreement also includes events of default customary for facilities of this type. Upon the occurrence of an event of default, among other things, all outstanding Term Loans may be accelerated and collateral remedies may be exercised.

The foregoing summaries of the terms of the Credit and Guaranty Agreement, the Aireon Credit Agreement and the Parent Guaranty are qualified in their entirety by reference to the full text of the Credit and Guaranty Agreement, the Credit and Guaranty Agreement, dated as of October 10, 2023, the First Amendment to Credit and Guaranty Agreement, dated as of July 2, 2026, and the Parent Guaranty, copies of which are filed herewith as Exhibit 10.1, 10.2, 10.3, and 10.4, respectively, and incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance-Sheet Arrangement of Registrant.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 6, 2026, in connection with the Company’s previously announced entry into the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 28, 2026, with Rocket Lab Corporation (“Rocket Lab”) and certain other parties thereto, pursuant to which Rocket Lab agreed to acquire the Company (the “Transaction”), the Compensation Committee of the Company’s Board of Directors approved cash retention awards (the “Retention Awards”) for the two named executive officers (“NEOs”) named below, pursuant to a cash-based retention program to promote employee retention and incentivize efforts to consummate the Transaction. Each Retention Award will be paid in tranches, with 60% of the Retention Award (the “First Tranche Amount”) vesting and becoming payable on the date of the closing of the Transaction (the “Merger Closing Date”) and the remaining 40% of the Retention Award (the “Second Tranche Amount”) vesting and becoming payable on the six-month anniversary of the Merger Closing Date, in each case subject to the recipient’s continued employment through the applicable vesting date (except as described below). In the event the Merger Agreement is terminated and the Transaction is not consummated, 100% of the Retention Award will vest and become payable on the later of such termination date or June 28, 2027. In the event of a recipient’s termination of employment under circumstances that would make the recipient eligible for severance payments or benefits under an applicable severance plan, policy or arrangement (a “Qualifying Termination”) prior to the Merger Closing Date, the recipient will receive a cash lump sum payment of the First Tranche Amount, and if such Qualifying Termination occurs on or after the Merger Closing Date and prior to payment of the Second Tranche Amount, the recipient will receive a cash lump sum payment of the Second Tranche Amount (in each case, subject to the recipient’s execution and non-revocation of a release of claims).

The foregoing summary of the Retention Awards is qualified in its entirety by reference to the form of retention award agreement, a copy of which will be filed with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2026.

Retention Awards were granted to the following NEOs in the following amounts:

•	Vincent J. O’Neill, Chief Financial Officer: $409,999.98; and
•	Kathleen A. Morgan, Chief Legal Officer and Corporate Secretary: $873,036.32.

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Item 7.01 Regulation FD Disclosure.

On July 6, 2026, the Company issued a press release announcing the Aireon Closing and the Company’s assumption of Aireon’s outstanding debt under the Aireon Credit Agreement. A copy of the press release is furnished herewith as Exhibit 99.1.

Additional Information and Where to Find It

This communication is being made in respect of a proposed transaction involving Rocket Lab Corporation (“Rocket Lab”) and Iridium Communications Inc. (“Iridium”). In connection with the proposed transaction, Rocket Lab will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes the proxy statement of Iridium that will also constitute a prospectus of Rocket Lab. When the proxy statement/prospectus is finalized, it will be sent to the stockholders of Iridium seeking their approval of certain transaction-related proposals. This communication is not a substitute for the proxy statement/prospectus or any other documents which Rocket Lab or Iridium may file with the SEC in connection with the proposed transaction.

Rocket Lab may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell any securities, are not soliciting an offer to buy any securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval.

ROCKET LAB AND IRIDIUM URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available and filed) free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Rocket Lab (when they become available) may be obtained free of charge on Rocket Lab’s website at https://investors.rocketlabcorp.com/financial-information/sec-filings or by contacting Rocket Lab’s Investor Relations Department at investors@rocketlabusa.com. Copies of documents filed with the SEC by Iridium (when they become available) may be obtained free of charge on Iridium’s website at https://investor.iridium.com/sec-filings by contacting Iridium’s Investor Relations Department at investor.relations@iridium.com.

Participants in the Solicitation

Robert H. Niehaus, Louis M. Alterman, Thomas C. Canfield, Matthew J. Desch, Thomas J. Fitzpatrick, L. Anthony Frazier, Suzanne E. McBride, Eric T. Olson, Kay N. Sears, Monique S. Shivanandan and Jacqueline E. Yeaney, all of whom are members of Iridium’s board of directors, and Vincent J. O’Neill, Iridium’s chief financial officer, may be considered participants in Iridium’s solicitation. Information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the transaction. Additional information about such participants is available under the captions “Proposal 1 – Election of Directors,” “Director Compensation” and “Security Ownership of Certain Beneficial Owners and Management” in Iridium’s definitive proxy statement in connection with its 2026 Annual Meeting of Stockholders (the “2026 Proxy Statement”), which was filed with the SEC on April 2, 2026 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001418819/000141881926000022/irdm-20260402.htm), as well as on Iridium’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 12, 2026 (the “2025 10-K”) and certain of Iridium’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. To the extent that holdings of Iridium’s securities have changed since the amounts printed in the 2026 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001418819). Information regarding Iridium’s transactions with related persons is set forth in the 2026 Proxy Statement under the caption “Transactions with Related Parties,” as well as on the 2025 10-K and certain of Iridium’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Certain illustrative information regarding the payments that may be owed, and the circumstances in which they may be owed, by Iridium to its named executive officers in a change of control of Iridium is set forth in the 2026 Proxy Statement under the caption “Severance and Change in Control-Related Benefits,” as well as on the 2025 10-K and certain of Iridium’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Rocket Lab may also be deemed to be a participant in Iridium’s solicitation; information regarding Rocket Lab will be included in the proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the transaction. Copies of these documents may be obtained, free of charge, from the SEC or Iridium as described in the preceding paragraph.

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Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
10.1#	Credit and Guaranty Agreement, dated July 2, 2026, by and among Iridium Monitor Holdings LLC, as borrower, the Guarantors named party thereto, the Lenders from time to time party thereto, GLAS USA LLC, as Administrative Agent, and GLAS Americas LLC, as Collateral Agent
10.2#	Credit and Guaranty Agreement, dated October 10, 2023, among Aireon LLC, as borrower, the Guarantors named party thereto, the Lenders from time to time party thereto, GLAS USA LLC, as Administrative Agent, and GLAS Americas LLC, as Collateral Agent
10.3#	First Amendment, dated July 2, 2026, by and among Aireon LLC, as borrower, Aireon Holdings LLC and the other Guarantors signatory thereto, the Lenders signatory thereto, and GLAS USA LLC, as administrative agent, to Credit and Guaranty Agreement, dated October 10, 2023
10.4	Parent Guaranty Agreement, dated July 2, 2026, by and between Iridium Communications Inc. and Aireon LLC
99.1	Press Release, dated July 6, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).*
*Submitted electronically with this Report in accordance with the provisions of Regulation S-T
# Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be furnished on a supplemental basis to the Securities and Exchange Commission upon request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRIDIUM COMMUNICATIONS INC.

Date: July 7, 2026	By:	/s/ Kathleen A. Morgan
	Name:	Kathleen A. Morgan
	Title:	Chief Legal Officer

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